UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0167
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FORM 15/A (Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-224531

Tapinator, Inc.
(Exact name of registrant as specified in its charter)

110 West 40th Street, Suite 1902, New York, NY 10018
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

Not applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Explanatory Note: This Amendment No. 1 to Form 15/A (this “Amendment”) is being filed solely to correct the name of the registrant in the signature block of the initial Form 15 filed by the registrant on February 28, 2020 (the “Original Form 15”). Except for this change, this Amendment does not amend or modify the Original Form 15 in any manner.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:	126

Pursuant to the requirements of the Securities Exchange Act of 1934 Tapinator, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 19, 2021	By:	/s/ Ilya Nikolayev
Name Ilya Nikolayev
Its: Principal Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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